Exhibit 99.1

Acasti Pharma Announces Change to Board of Directors

Laval, Québec, CANADA – January 16, 2018 – Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that Neptune’s representatives, Rick Schottenfeld and Katherine Crewe, have resigned from Acasti’s Board of Directors.

“On behalf of Acasti’s Board of Directors and management team, I want to thank Rick and Katherine for their service to Acasti, and for Neptune’s long-term support for Acasti. The companies’ decision to change the board composition reflects Acasti’s new ownership profile after the recent financing, and marks a significant step towards Acasti becoming a fully independent biopharmaceutical company,” said Roderick Carter, M.D., Chairman of Acasti. “As we advance CaPre in clinical development, and focus on the many impactful milestones on the near-term horizon, we will seek new directors with deep industry expertise who can help us accomplish our future business objectives.”

Acasti will immediately begin the process of recruiting new directors and expects to regain compliance with Nasdaq Listing Rule 5605 and National Instrument 52-110 of the Canadian securities regulators, which require a company’s audit committee to be comprised of at least three independent directors, within six months and in any event prior to Acasti’s next annual shareholders’ meeting.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The company’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at www.acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.” Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc

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Acasti Contact:

Jan D’Alvise

Chief Executive Officer

450-686-4555

info@acastipharma.com

www.acastipharma.com

Media Contact:

Jessica Dyas

Canale Communications

619-849-5385

jessica@canalecomm.com

Investor Relations Contact:

Glen Akselrod

Bristol Capital Ltd.

(905) 326-1888 ext 10

glen@bristolir.com